Exhibit 24(b)(4.11)

Voya Retirement Insurance and Annuity Company

ENDORSEMENT

The Contract, Policy and/or Certificate are hereby endorsed effective September 1, 2014, as follows:

The name of ING Life Insurance and Annuity Company has been changed to Voya Retirement Insurance and Annuity Company. Accordingly, all references to ING Life Insurance and Annuity Company or ING in the Contract, Policy and/or Certificate are changed to Voya Retirement Insurance and Annuity Company and Voya, respectively.

The address and phone number remain as follows:

One Orange Way

Windsor, Connecticut 06095

Tel: 1.800.584.6001

All other terms, conditions and provisions of your Contract, Policy and/or Certificate remain unchanged.

/s/ Maliz Beams
President Voya Retirement Insurance and Annuity Company

EVNMCHG (09/14)